Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Beyond Meat, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

08862E109
(CUSIP Number)
December 31, 2023

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]     Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08862E109	Schedule 13G	Page 1 of 4

1	Names of Reporting Person Ethan Brown
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,842,269
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,202,388
	8	Shared Dispositive Power 639,881
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,269
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person IN

CUSIP No. 08862E109	Schedule 13G	Page 2 of 4
ITEM 1. (a)    Name of Issuer:
Beyond Meat, Inc. (the “Issuer”).
(b)    Address of Issuer’s Principal Executive Offices:

888 N. Douglas Street, Suite 100, El Segundo, California 90245.
ITEM 2.    (a)    Name of Person Filing:
This statement is filed on behalf of Ethan Brown (the “Reporting Person”).
(b)    Address or Principal Business Office or, if None, Residence:
The business address of the Reporting Person is C/O Beyond Meat, Inc., 888 N. Douglas Street, Suite 100, El Segundo, California 90245.
(c)    Citizenship:

The Reporting Person is a citizen of the United States.

(d)    Title of Class of Securities:

Common stock, $0.0001 par value (“Common Stock”).
(e)    CUSIP Number:

08862E109.
ITEM 3.    Not applicable.
ITEM 4.    Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 64,540,906 shares of Common Stock outstanding as of November 7, 2023.
(a) Amount beneficially owned:
The Reporting Person is the beneficial owner of 1,450,689 shares of Common Stock, 2,346,353 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person that are exercisable or will become exercisable within 60 days of December 31, 2023, and 45,227 restricted stock units which will vest within 60 days of December 31, 2023 and will be settled in shares of Common Stock.

CUSIP No. 08862E109	Schedule 13G	Page 3 of 4
(b) Percent of class: 5.7%
(c) Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote: 3,842,269
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 3,202,388
(iv)    Shared power to dispose or to direct the disposition of: 639,881
ITEM 5.    Ownership of 5% or Less of a Class.
Not applicable.
ITEM 6.    Ownership of More than 5% on Behalf of Another Person.
Not applicable.
ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
ITEM 8.    Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.    Notice of Dissolution of Group.
Not applicable.
ITEM 10.     Certifications.
Not applicable.

CUSIP No. 08862E109	Schedule 13G	Page 4 of 4
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2024

Ethan Brown

/s/ Ethan Brown